Section 2: EX-12.2 (EX-12.2)

Exhibit 12.2

Doral Financial Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends

	For the nine month period ended September 30, 2011
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(12,048)
Plus:
Fixed Charges (excluding capitalized interest)	140,521

Total Earnings (Losses)	$128,473

Fixed Charges:
Interest expensed and capitalized	$137,546
Amortized premiums, discounts, and capitalized expenses related to indebtedness	799
An estimate of the interest component within rental expense	2,176

Total Fixed Charges	$140,521

Preferred dividends	7,245
Ratio of pre tax loss to net loss	0.539
Preferred dividend factor	3,905

Total fixed charges and preferred stock dividens	$144,426

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(12,048)
Plus:
Fixed Charges (excluding capitalized interest)	70,844

Total Earnings (Losses)	$58,796

Fixed Charges:
Interest expensed and capitalized	$67,869
Amortized premiums, discounts, and capitalized expenses related to indebtedness	799
An estimate of the interest component within rental expense	2,176

Total Fixed Charges	$70,844

Preferred dividends	7,245
Ratio of pre tax loss to net loss	0.539
Preferred dividend factor	3,905
Total fixed charges and preferred stock dividens	$74,749

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A	)

(A)

Due to the Company’s pre-tax loss for the nine month period ended September 30, 2011 the coverage ratio was less than 1:1. The Company would have to generate additional earnings of $16.0 million to achieve a ratio of 1:1 during the nine month period ended September 30, 2011.

138